FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April , 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

Santiago, April 22, 2014

                                                                                                              Ger. Gen. N°065   /2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045, the provisions of General Norm N° 30 of the Superintendence, section II, and duly authorized, I hereby inform you of the following significant event on behalf of Empresa Nacional de Electricidad (the “Company”):

Regarding the offer of Southern Cross Latin America Private Equity Fund III L.P. (“Southern Cross”) which was accepted by the Board of the Company on March 31, 2014, and was informed as a significant event by the Company on the same date, we are informing you that today, April 22, 2014, Southern Cross and the Company have subscribed the documents and the contracts required for both the direct acquisition of all the social rights that Southern Cross held on this date, by itself or by related entities, in Inversiones GasAtacama Holding Limitada – equivalent to the 50% of the social rights of that entity–, and the transfer of the promissory note that Pacific Energy Sub Co. held from Atacama Finance Co. The total amount of the transaction including the credit transfer, amounts to US$ 309,000,000, which was paid entirely on this date to Southern Cross. Also, the Company and Southern Cross have on this date terminated the shareholders agreement signed between both parties on August 1, 2007.

Under the aforementioned closing operation, from this date forward the companies that will be incorporated by our holding group as subsidiaries are: Inversiones Gas Atacama Holding S.A., Gas Atacama S.A., Gas Atacama Chile S.A., Gaseoducto TalTal S.A., Progas S.A., Gasoducto  Atacama Argentina S.A., Gasoducto Atacama Argentina S.A. (Argentinian branch), Atacama Finance Co., GNL Norte S.A., and Energex Co. (GasAtacama companies).

As a result of the transaction described above, Endesa Chile became the controller of the companies comprising the Gas Atacama group, and will consolidate their results.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Santa Rosa 76 – Teléfono (56-2) 2630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 22, 2014